AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 14, 2001
                                                     REGISTRATION NO. 333-_____
                                                                   CIK #1138554
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6

                             ----------------------

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

A.  EXACT NAME OF TRUST:     RANSON UNIT INVESTMENT TRUSTS, SERIES 112

B.  NAME OF DEPOSITOR:     RANSON & ASSOCIATES, INC.

C.  COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:
                            Ranson & Associates, Inc.
                         250 North Rock Road, Suite 150
                             Wichita, Kansas  67206

D.  NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:
                                                      Copy to:
            Alex R. Meitzner                       MARK J. KNEEDY
       Ranson & Associates, Inc.              c/o Chapman and Cutler
     250 North Rock Road, Suite 150           111 West Monroe Street
        Wichita, Kansas  67206               Chicago, Illinois  60603

E.  TITLE OF SECURITIES BEING REGISTERED:     Units of beneficial interest

F.  APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:
                As soon as practicable after the effective date
                        of the Registration Statement.

===============================================================================
     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                   Preliminary Prospectus Dated June 12, 2001
                              Subject to Completion




[LOGO]       RANSON UNIT INVESTMENT TRUSTS, SERIES 112

             GNMA PORTFOLIO, SERIES 13







                    A portfolio of mortgage-backed securities
                  seeking current income and principal payments










                                   Prospectus
                                  June __, 2001


     As with any investment, the Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any contrary representation is a criminal offense.

------------------
INVESTMENT SUMMARY
------------------


                              INVESTMENT OBJECTIVE

  The trust seeks to provide current interest income and principal distributions.


                               INVESTMENT STRATEGY

  The trust seeks to provide monthly distributions of interest income and principal by investing in a portfolio primarily consisting of fixed-rate mortgage-backed securities representing pools of mortgages on 1- to 4-family dwellings issued by the Government National Mortgage Association (known as "Ginnie Mae"). The trust may also hold U.S. Treasury securities. We generally considered the following factors, among other, in selecting the securities:

  *  the types of Ginnie Mae securities available,

  * the prices and yields of the securities relative to other comparable securities, including the extent to which the securities were trading at a premium or discount from their principal value, and

  *  the maturities of the securities.

  Ginnie Mae was created in 1968 as a government-owned corporation within the United States Department of Housing and Urban Development. The securities in the portfolio are backed by the full faith and credit of the U.S. government. This means that Ginnie Mae guarantees that the principal and interest will be paid on the securities, however, Ginnie Mae does not guarantee price or yield on the securities. The units in the trust are not guaranteed by the Ginnie Mae or the U.S. government in any way.


                                 PRINCIPAL RISKS

  As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

  * SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

  * WE DO NOT ACTIVELY MANAGE THE PORTFOLIO. The trust will generally hold, and continue to buy, the securities even if the market value declines.

  * THE VALUE OF THE SECURITIES WILL GENERALLY FALL IF INTEREST RATES, IN GENERAL, RISE. No one can predict whether interest rates will rise or fall in the future.

  * Since mortgage-backed securities represent an interest in mortgage loans made to finance purchases of homes, THE TRUST WILL RECEIVE SCHEDULED PRINCIPAL PAYMENTS EACH MONTH DURING ITS LIFE AND IT IS ALSO LIKELY THAT THE TRUST WILL RECEIVE UNSCHEDULED PREPAYMENTS OF PRINCIPAL PRIOR TO A SECURITY'S SCHEDULED MATURITY DATE. As a result, you might not be able to reinvest these principal payments and prepayments in investments with the same return as the trust. In addition, the trust will not retain its present size and composition.

  * THE TRUST COULD TERMINATE EARLIER THAN ANTICIPATED DUE TO UNSCHEDULED PRINCIPAL PREPAYMENTS ON THE UNDERLYING MORTGAGES.

  * While the interest and principal payments are backed by the full faith and credit of the U.S. government, NEITHER THE UNITS IN THE TRUST NOR THE MARKET VALUE OF THE SECURITIES ARE GUARANTEED.


2     Investment Summary

                                WHO SHOULD INVEST

  You should consider this investment if you want:

  * to own securities representing interests in pools of mortgage loans on 1- to 4- family dwellings in a single investment.

  *  the potential to receive monthly distributions of income and principal.

  You should not consider this investment if you:

  * are uncomfortable with the risks of an unmanaged investment in mortgage-backed securities.

  *  want capital appreciation.


      -----------------------------------------------------------------

                              ESSENTIAL INFORMATION
                              ---------------------

      UNIT PRICE AT INCEPTION                                   $______

      PRINCIPAL AMOUNT OF SECURITIES
      PER UNIT AT INCEPTION                                  $_________

      INCEPTION DATE                                      June __, 2001

      ESTIMATED CURRENT RETURN                                   _____%
      ESTIMATED LONG-TERM RETURN                                 _____%

      TYPE OF GINNIE MAE SECURITIES                           Long term
      ESTIMATED AVERAGE LIFE OF SECURITIES                    ___ years

      ESTIMATED INITIAL
      DISTRIBUTION DATE                                _______ 15, 2001
      ESTIMATED INITIAL RECORD DATE                    _______ 10, 2001

      DISTRIBUTION DATES                         15th day of each month
      RECORD DATES                                1st day of each month

      CUSIP NUMBER                                            75326A163

      MINIMUM INVESTMENT
      Standard accounts                                $1,000/100 units

      Retirement accounts and
      custodial accounts for minors                       $250/25 units

      -----------------------------------------------------------------


                                FEES AND EXPENSES

  The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                                AS A % OF
                                             $1,000 INVESTED
                                             ---------------
MAXIMUM SALES FEE PAID ON PURCHASE                3.95%
                                                  =====

ORGANIZATION COSTS
(amount per 100 units paid by trust at
end of initial offering period)                   $5.00
                                                  =====

ANNUAL                                 AS A % OF        AMOUNT PER
OPERATING EXPENSES                  $1,000 INVESTED     100 UNITS
                                    ---------------     ----------
Trustee's fee and expenses               ____%            $____
                                         -----            -----

Supervisory and evaluation fees          0.45%             0.45
                                         -----            -----

  Total                                  ____%            $____
                                         =====            =====


                                     EXAMPLE

  This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

   1 year            $____
   3 years           $____
   5 years           $____
   10 years          $____

  These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment.




                                                        Investment Summary     3

THE PORTFOLIO (at inception)

                                                                           Range of           Cost of
Principal                                                   Interest        Stated           Securities
 Amount                 Issuer                               Coupon      Maturities (1)     to Trust (2)
--------------------------------------------------------------------------------------------------------

$_________  Government National Mortgage Association          ____%        ___ to ___         $_______
            Modified Pass-Through Mortgage-Backed
            Securities (3)

 _________  U.S. Treasury STRIP (4)                           0.00%                            _______


$_________                                                                                    $_______
==========                                                                                    ========


Notes to Portfolio

(1) The principal amount of securities listed as having the range of maturities shown is an aggregate of individual securities having varying ranges of maturities within that shown. They are listed as one category of securities with a single range of maturities because current market conditions accord no difference in price among the securities grouped together on the basis of the difference in their maturity ranges. At some time in the future, however, the difference in maturity ranges could affect the market value of the individual securities.

(2) Some securities may be represented by contracts to purchase such securities. During the initial offering period, evaluations of securities are made on the basis of current offering side evaluations of the securities. The aggregate offering price is greater than the aggregate bid price of the securities, which is the basis on which redemption prices will be determined for purposes of redemption of units after the initial offering period.

(3) In addition to the information as to the Ginnie Mae modified pass-through mortgage-backed securities shown above, the trustee will furnish unitholders a statement listing the name of issuer, pool number, interest rate, maturity date and principal amount for each security in the portfolio upon written request.

(4) This security has been purchased at a deep discount from the par value because there is little or no stated interest income thereon. Securities which pay no interest are normally described as "zero coupon" securities. Over the life of these securities the value of the securities will increase such that upon maturity the holders of the securities will receive 100% of the principal amount thereof.






4     Investment Summary

-----------------------------
UNDERSTANDING YOUR INVESTMENT
-----------------------------


                                HOW TO BUY UNITS

  You can buy units of the trust on any business day by contacting your financial professional. Unit prices are available daily on the Internet at WWW.RANSON.COM. The unit price includes:

  *  the value of the securities,

  *  the sales fee,

  *  accrued interest on the securities, and

  *  cash and other net assets in the portfolio.

  We often refer to the purchase price of units as the "offer price." We must receive your order to buy units prior to the close of the New York Stock Exchange (normally 4:00 p.m. Eastern time) to give you the price for that day. If we receive your order after this time, you will receive the price computed on the next business day.

  RETIREMENT ACCOUNTS. The portfolio may be suitable for purchase in tax-advantaged retirement accounts. You should contact your financial professional about the accounts offered and any additional fees imposed. In addition, you can invest in a Ranson UIT retirement account directly with the trustee. We reduce the minimum investment to only $250 for these accounts. Please contact The Bank of New York for more information and an application. The trustee will assess an annual fee per account (currently $12) which can be deducted from your account if do not wish to pay it separately.

  VALUE OF THE SECURITIES. We determine the value of the securities as of the close of the New York Stock Exchange on each day that exchange is open. During the initial offering period, the value of the securities includes organization costs.

  PRICING THE SECURITIES. We generally determine the value of securities during the initial offering period based on the aggregate offering side evaluations of the securities determined (a) on the basis of current offering prices of the securities, (b) if offering prices are not available for any particular security, on the basis of current offering prices for comparable securities, (c) by determining the value of securities on the offer side of the market by appraisal, or (d) by any combination of the above. After the initial offering period ends we generally determine the value of the securities as described in the preceding sentence based on the bid side evaluations rather than the offering side evaluations. The offering side price generally represents the price at which investors in the market are willing to sell a security and the bid side evaluation generally represents the price that investors in the market are willing to pay to buy a security. The bid side evaluation is lower than the offering side evaluation.

  The trustee determined the initial prices of the stocks shown in "The Portfolio" in this prospectus. The trustee determined these initial prices as described above at the close of the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the close of the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

  ORGANIZATION COSTS. During the initial offering period, part of the value of the


                                             Understanding Your Investment     5
securities represents an amount that will pay the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, federal and state registration fees, the initial fees and expenses of the trustee and the initial audit. Your trust will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, if earlier.

  ACCRUED INTEREST. Accrued interest is the accumulation of unpaid interest on a security from the last day on which interest was paid. Ginnie Mae securities generally pay interest monthly but the trust accrues this interest daily. As a result, the trust always has an amount of interest earned but not yet collected by the trustee. For this reason, with respect to unit orders made after the inception date of the trust, the unit price will have added to it the proportionate share of accrued interest to the date of settlement. On the next distribution date, you will receive the amount of any accrued interest paid on your units. In an effort to reduce the amount of accrued interest which you would otherwise have pay on your units, the trustee will advance the amount of accrued interest as of the first settlement date (generally three business days after the trust's inception date) and will distribute this amount to Ranson as the unitholder of record as of that date. Consequently, the amount of accrued interest to be added to your unit price will include only accrued interest from the first settlement date to the date of settlement of your unit trade, less any interest distributions after the first settlement date. Because of the varying interest payment dates of the securities, accrued interest at any point in time will be greater than the amount of interest actually received by the trust and distributed to unitholders. Therefore, there will always remain an item of accrued interest that is added to the unit price. If you sell or redeem units, you will receive your proportionate share of the accrued interest from the purchaser of your units.

  SALES FEE. You pay a fee when you buy units. We refer to this fee as the "sales fee." The total sales fee during the initial offering period equals 3.95% of your unit price at the time of purchase. After the initial offering period ends (when we are no longer offering newly created units of the trust), the sales fee for secondary market transactions will be as follows based on the size of an investor's transaction and the average years to maturity of the securities in the portfolio:

  If the dollar
weighted average
    years to                   The secondary market
 maturity of the               sales fee for these
  portfolio is:             transaction sizes will be:
----------------      -------------------------------------
                                    $500,000
                      Less than        to        $1,000,000
                      $500,000      $999,999       or more
                      ---------     --------     ----------
  Less than 2           1.25%         1.00%         1.00%
  2 to 2.99             1.50          1.25          1.00
  3 to 4.99             1.75          1.50          1.25
  5 to 6.99             2.25          1.75          1.50
  7 to 9.99             3.00          2.50          2.00

  REDUCING YOUR SALES FEE. We offer a variety of ways for you to reduce the fee you pay. It is your financial professional's responsibility to alert us of any discount when you order units.

  Large Purchases. You can reduce your sales fee by increasing the size of your investment:

 If you purchase:          Your fee will be:
 ----------------          -----------------
 Less than $100,000             3.95%
 $100,000 - $249,999            3.70


6     Understanding Your Investment

 $250,000 - $499,999            3.35
 $500,000 - $999,999            3.10
 $1,000,000 or more             ____

  We apply these fees as a percent of the unit price at the time of purchase. We also apply the different purchase levels on a unit basis using a $10 unit equivalent. For example, if you purchase between 10,000 and 24,999 units, your fee is 3.70% of your unit price.

  You may AGGREGATE unit purchases by the same person on any single day from any one broker-dealer to qualify for a purchase level. You can include these purchases as your own for purposes of this aggregation:

  *  purchases by your spouse or minor children and

  *  purchases by your trust estate or fiduciary accounts.

  You may also use a LETTER OF INTENT to combine purchases over time to qualify for a purchase level. Under this option, you must give us a letter of intent to purchase a specified amount of units of any Ranson unit trust over a specified time period. The letter must specify a time period of no more than 13 months. Once you sign a letter of intent, we will reduce your sales fee based on your total purchase commitment as shown in the table above. If your purchases exceed the level specified in your letter, you will still receive the additional fee reduction for your purchases shown in the table above (we will not cap your discount). If your total purchases are less than the level specified in your letter, you must pay the fee difference to us. We reserve the right to redeem your units if you do not pay the difference.

  The discounts described above apply only during the initial offering period.

  ADVISORY AND WRAP FEE ACCOUNTS. We reduce your sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" is imposed. We reduce your fee by the amount of the fee that we would normally pay to your financial professional. You pay only the portion of the sales fee that the sponsor retains. This table provides an example of the sales fee you will pay per unit if you purchase units in this type of account during the initial offering period.

   Fee paid to broker                0.00%
   Sponsor retention                 1.45
                                    ------
      Total                          1.45%
                                    ======

This discount applies during the initial offering period and in the secondary market.

  EMPLOYEES. We do not charge any sales fee for purchases made by officers, directors and employees of Ranson and its affiliates. We also do not charge a sales fee for purchases made by registered representatives of selling firms and their family members (spouses, children and parents). This discount applies during the initial offering period and in the secondary market.


                             HOW TO SELL YOUR UNITS

  You can sell your units on any business day by contacting your financial professional. Unit prices are available daily on the Internet at


                                             Understanding Your Investment     7

WWW.RANSON.COM or through your financial professional. We often refer to the sale price of units as the "bid price."

  SELLING UNITS. We may maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current price. We may then resell the units to other investors at the public offering price or redeem them for the redemption price. Our secondary market repurchase price is the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current unit prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current price.

  REDEEMING UNITS. You may, in some cases, also redeem your units directly with the trustee, The Bank of New York, on any day the New York Stock Exchange is open. The trustee must receive your completed redemption request prior to the close of the New York Stock Exchange for you to receive the unit price for a particular day. If your request is received after that time or is incomplete in any way, you will receive the next price computed after the trustee receives your completed request. Rather than contacting the trustee directly, your financial professional can also redeem your units by using the Investors' Voluntary Redemptions and Sales (IVORS) automated redemption service offered through Depository Trust Company.

  If you redeem your units, the trustee will generally send you a payment for your units no later than seven days after it receives all necessary documentation (this will usually only take three business days). The only time the trustee can delay your payment is if the New York Stock Exchange is closed (other than weekends or holidays), the Securities and Exchange Commission determines that trading on that exchange is restricted or an emergency exists making sale or evaluation of the stocks not reasonably practicable, and for any other period that the Securities and Exchange Commission permits.

  To redeem your units, you must send the trustee any certificates for your units. You must properly endorse your certificates or sign a written transfer instrument with a signature guarantee. The trustee may require additional documents such as a certificate of corporate authority, trust documents, a death certificate, or an appointment as executor, administrator or guardian. The trustee cannot complete your redemption or send your payment to you until it receives all of these documents in completed form.

  EXCHANGE OPTION. You may be able to exchange your units for units of other Ranson unit trusts at a reduced sales fee. You can contact your financial professional or Ranson for more information about trusts currently available for exchanges. Before you exchange units, you should read the prospectus carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. We may discontinue this option at any time.


                                  DISTRIBUTIONS

  MONTHLY DISTRIBUTIONS. Your trust generally pays interest from its net investment income


8     Understanding Your Investment
along with any principal paid or prepaid on the securities on each monthly distribution date to unitholders of record on the preceding record date. You can elect to:

  *  reinvest distributions in various mutual funds, or

  *  receive distributions in cash.

  You may change your election by contacting your financial professional or the trustee. Once you elect to participate in a reinvestment program, the trustee will automatically reinvest your distributions into mutual fund shares at their net asset value on the distribution date. We cannot guarantee that mutual fund shares will always be available for reinvestment. If fund shares are unavailable, you will receive cash distributions. We may discontinue this option at any time without notice.

  In some cases, your trust might pay a special distribution if it holds an excessive amount of principal pending distribution. For example, this could happen if underlying mortgages are paid prior to the scheduled termination of the related loans. The amount of your distributions will vary from time to time as mortgage loans are paid or trust expenses change.

  REINVEST IN MUTUAL FUNDS. You can elect to automatically reinvest your distributions in certain mutual funds. Unlike your trust, these mutual funds are managed funds that have different objectives. You can obtain information about these funds from Ranson.

  REPORTS. The trustee will send your financial professional a statement showing income and other receipts of your trust for each distribution. Each year the trustee will also provide an annual report on your trust's activity and certain tax information. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.


                                INVESTMENT RISKS

  All investments involve risk. This section describes the main risks that can impact the value of the securities in your portfolio. You should understand these risks before you invest. If the value of the securities falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

  MARKET RISK is the risk that the value of the securities in your trust will fluctuate. This could cause the value of your units to fall below your original purchase price or below the principal value. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security's issuer, perceptions of the issuer, or ratings on a security. Even though we carefully supervise your portfolio, you should remember that we do not manage your portfolio. Your trust will not sell a security solely because the market value falls as is possible in a managed fund.

  INTEREST RATE RISK is the risk that the value of securities will fall if interest rates increase. The securities in your trust typically fall in value when interest rates rise and rise in value when interest rates fall. Securities with longer periods before maturity are often more sensitive to interest rate changes.

  CREDIT RISK is the risk that a security's issuer is unable to meet its obligation to pay principal


                                             Understanding Your Investment     9
or interest on the security. While interest and principal payment on Ginnie Mae securities are backed by the full faith and credit of the U.S. government, the trust and the units are not guaranteed or insured by the U.S. government or any government agency. In addition, neither the U.S. government nor Ginnie Mae guarantees the market value or yield on Ginnie Mae securities.

  PREPAYMENT RISK is the chance that borrowers prepay their mortgage loans earlier than expected. This reduces the trust's life and future interest income. Any payment of mortgage debt before it is due is called "prepayment". Most mortgage loans may be prepaid at any time by the borrower without penalty. Each mortgage-backed security payment includes a return of principal as well as interest. Prepayments of the entire mortgage occur when borrowers refinance. They may do this to consolidate debts or take advantage of lower interest rate mortgages. Extra monthly principal payments made near the beginning of the mortgage term significantly reduce the interest amount paid by the borrower to the lender and, therefore, the future amount received by the trust.

  Your trust will distribute prepayments of principal to you but your future interest distributions will fall as a result of the prepaid principal. You also might not be able to reinvest this principal at as high a yield. This means that you could receive less than the amount you paid for your units. If enough principal is prepaid on the securities in your trust, your trust could terminate earlier than expected.

  CONCENTRATION RISK is the risk that your trust is less diversified because it concentrates in a particular type of security. When a certain type of security makes up 25% or more of a trust, the trust is considered to be "concentrated" in that security type. Your portfolio concentrates in mortgage-backed securities. You should understand these securities before you invest.

  * These securities represent an ownership interest in mortgage loans made by banks and other financial institutions to finance purchases of homes. Individual loans are "pooled" together for sale to investors. As the underlying loans are paid off, investors receive principal and interest payments.

  * The securities represent a pool of loans that pay a fixed rate of interest over the life of the loan.

  * The value of fixed-rate securities generally falls when interest rates rise.

  * Individual loans may be paid off early for various reasons, such as a sale of the home, foreclosure on the mortgage, or a home owner's desire to pay off the loan early to reduce debt. This involves "prepayment risk" discussed above.

We describe these securities in more detail in the next section titled "Ginnie Mae Securities."

  REDUCED DIVERSIFICATION RISK is the risk that your trust will become smaller and less diversified as securities or their underlying mortgage loans are sold, are prepaid or mature. This could increase your risk of loss and increase your share of trust expenses.

  LIQUIDITY RISK is the risk that the value of a security will fall if trading in the security is limited or absent. No one can guarantee that a liquid trading market will exist for any security


10     Understanding Your Investment
because these securities generally trade in the over-the-counter market (they are not listed on a securities exchange).

  LITIGATION AND LEGISLATION RISK is the risk that future litigation or legislation could affect the value of your trust. For example, future legislation could reduce tax rates, impose a flat tax, exempt all investment income from tax or change the tax status of the securities. Litigation could challenge an issuer's authority to issue or make payments on securities.


                              GINNIE MAE SECURITIES

  The trust primarily invests in Ginnie Mae securities. These securities are securities backed by mortgage loans. These securities represent an ownership interest in mortgage loans made by banks and other financial institutions to finance purchases of homes. Individual loans are pooled together by Ginnie Mae-approved issuers for sale to investors. Commonly referred to as "pass-through" certificates, these securities entitle an investor to an undivided interest in the underlying mortgage loan pool. The investor receives a proportionate share of the interest (reduced by servicing and guaranty fees) and principal on the underlying mortgage loans.

  Payments on Ginnie Mae securities to investors occur monthly. These payments are called "modified pass-through" payments because, through Ginnie Mae's MBS program, money is passed from the borrower through to the investors in the Ginnie Mae securities. It is "modified" because if the amount collected from the borrowers is less than the amount due, the issuer modifies the pass-through to add on an amount from its corporate funds to make the payment complete.

  Each group of Ginnie Mae securities shown in the "Portfolio" under a specified range of maturities includes individual mortgage-backed securities which have varying ranges of maturities within each range. We show each group of securities as one category of securities because current market conditions accord no difference in price among the individual Ginnie Mae securities within each group on the basis of the difference in the maturity dates of each security. As long as this market condition prevails, a purchase of Ginnie Mae securities with the same coupon rate and a maturity date within the related range will be considered an acquisition of the same security. In the future, however, the difference in maturity ranges could affect the market value of the individual Ginnie Mae securities. If this happens, any additional purchases by your trust will take into account the maturities of the individual securities.

  The Government National Mortgage Association, known as Ginnie Mae, was created in 1968 as a wholly owned corporation within the Department of Housing and Urban Development. Through its mortgage-backed securities program, Ginnie Mae seeks to increase the liquidity and efficiency of mortgage loan funding, making more capital available to low and moderate-income homeowners at competitive interest rates.

  The primary function of Ginnie Mae is to operate its mortgage-backed securities (MBS) program. Ginnie Mae helps to ensure mortgage funds are available throughout the United States including in rural and urban areas in which it has been harder to borrow money to buy a home. Ginnie Mae securities are issued by Ginnie Mae-approved private institutions. The mortgages are insured by the Federal Housing Administration, or by the Rural Housing


                                            Understanding Your Investment     11

Service, or they are guaranteed by the Department of Veterans Affairs.

  Because of the Ginnie Mae guaranty, investors in Ginnie Mae securities are assured timely payments of scheduled principal and interest due on the pooled mortgages that back their securities. The payments also include any prepayments and early recoveries of principal on the pooled mortgages. These payments are guaranteed even if borrowers or issuers default on their obligation. If the issuer fails to make the payment, Ginnie Mae will make the payment to the investor. Neither Ginnie Mae nor the U.S. government guarantees or insures (1) the market value or yields of Ginnie Mae securities, (2) the trust or (3) the units of the trust in any way. Ginnie Mae securities provide lenders with a vehicle for originating, funding and servicing mortgages in a highly structured and liquid market. At the same time, the securities provide investors with an investment that offers safety of principal, liquidity and attractive yield.


                               HOW THE TRUST WORKS

  YOUR TRUST. Your trust is a unit investment trust registered under the Investment Company Act of 1940 and the Securities Act of 1933. We created the trust under a trust agreement between Ranson & Associates, Inc. (as sponsor, evaluator and supervisor) and The Bank of New York (as trustee). To create your trust, we deposited contracts to purchase securities with the trustee along with an irrevocable letter of credit or other consideration to pay for the securities. In exchange, the trustee delivered units of your trust to us. Each unit represents an undivided interest in the assets of your trust. These units remain outstanding until redeemed or until your trust terminates.

  CHANGING YOUR PORTFOLIO. Your trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed. Your trust will generally buy and sell securities:

  *  to pay expenses,

  *  to issue additional units or redeem units,

  *  in limited circumstances to protect the trust,

  * to make required distributions or avoid imposition of taxes on the trust, or

  *  as permitted by the trust agreement.

  Your trust will generally reject any offer for securities or other property in exchange for the securities in its portfolio. If your trust receives securities or other property, it will either hold the securities or property in the portfolio or sell the securities or property and distribute the proceeds.

  We will increase the size of your trust as we sell units. When we create additional units, we will seek to maintain a portfolio that replicates the index. When your trust buys securities, it may pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time we create units and the time your trust buys the securities. When your trust buys or sells securities, we may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with your trust. We may consider whether a firm sells units of our trusts when we select firms to handle these transactions.


12     Understanding Your Investment

  ESTIMATED CURRENT AND LONG-TERM RETURNS. Estimated current return shows the estimated cash you should receive each year divided by the unit price. Estimated long-term return shows the estimated return over the estimated life of your trust. We base this estimate on an average of the security yields over their estimated life. This estimate also reflects the sales charge and estimated expenses. We derive the average yield for your portfolio by weighting each security's yield by its value and estimated life. Unlike estimated current return, estimated long term return attempts to account for maturities, discounts and premiums of the securities. These estimates show a comparison rather than a prediction of returns. No return calculation can predict your actual return. Your actual return will vary from these estimates. This will especially be the case if a sizable amount of principal on the underlying mortgage loans is paid early. We will provide you with estimated cash flows for the trust at no charge upon your request.

  In order to calculate the estimated returns, we determined an estimated prepayment rate for the remaining term of the trust's mortgage loan pool. Each of the primary market makers in Ginnie Mae securities uses sophisticated computer models to determine the estimated prepayment rate. These models take into account a number of factors and assumptions including actual prepayment data reported by Ginnie Mae for recent periods on a particular pool, the impact of aging on the prepayment of mortgage pools, the current interest rate environment, the coupon, the housing environment, historical trends on Ginnie Mae securities as a group, geographical factors and general economic trends. In determining the estimated life of the securities in the trust, we have relied on estimates of prepayment rates determined by primary market makers. No one can be certain this these estimates will prove accurate or whether prepayment rates determined by other market makers would have provided a better estimate. Any difference between the estimate we use and the actual prepayment rate will affect the estimated long-term return of the trust.

  AMENDING THE TRUST AGREEMENT. Ranson and the trustee can change the trust agreement without your consent to correct any provision that may be defective or to make other provisions that will not adversely affect your interest (as determined by Ranson and the trustee). We cannot change this agreement to reduce your interest in your trust without your consent. Investors owning two-thirds of the units in your trust may vote to change this agreement.

  TERMINATION OF YOUR TRUST. Your trust will terminate upon the maturity, payment, prepayment, sale or other liquidation of all of the securities in the portfolio. The trustee may terminate your trust early if the value of the trust is less than 40% of the original value of the securities in the trust at the time of deposit. At this size, the expenses of your trust may create an undue burden on your investment. Investors owning two-thirds of the units in your trust may also vote to terminate the trust early.

  The trustee will notify you of any termination and sell any remaining securities. The trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units. Please refer to the section entitled "How to Sell Your Units-Redeeming Units" for information on in kind distributions.


                                            Understanding Your Investment     13

  RANSON. We are an investment banking firm created in 1995. During our history we have been active in public and corporate finance and have distributed bonds, mutual funds and unit trusts in the primary and secondary markets. We are a registered broker-dealer and member of the National Association of Securities Dealers, Inc. If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust. You can contact us at our headquarters at 250 North Rock Road, Ste. 150, Wichita, Kansas 67206-2241 or by using the contacts listed on the back cover of this prospectus.

  Ranson and your trust have adopted a code of ethics requiring Ranson's employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

  THE TRUSTEE. The Bank of New York is the trustee of your trust. It is a trust company organized under New York law. You can contact the trustee by calling the telephone number on the back cover of this prospectus or write to Unit Investment Trust Division, 101 Barclay Street, 20th Fl., New York, New York 10286. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying Ranson and investors.

  HOW WE DISTRIBUTE UNITS. We sell units to the public through broker-dealers and other firms. We pay part of the sales fee to these distribution firms when they sell units. The distribution fee during the initial offering period is as follows:

  If a firm distributes:       It will earn:
  ----------------------       -------------
  Less than $100,000               2.50%
  $100,000 - $249,999              2.50
  $250,000 - $499,999              2.25
  $500,000 - $999,999              2.00
  $1,000,000 or more               ____

  We apply these amounts as a percent of the unit price per transaction at the time of the transaction. We also apply the different distribution levels on a unit basis using a $10 unit equivalent. For example, if a firm distributes between 10,000 and 24,999 units, it earns 2.50% of the unit price. In addition, firms can earn additional amounts based on total sales of units in the trust during the initial one month period after the inception date of the trust.

  Volume discounts will be given to firms that reach cumulative firm sales or sales arrangement levels of at least $250,000 during the initial one month period after the trust's inception as shown in the tables below. After a firm meets the minimum level, we will give volume discounts on all trades originated from or by that firm, including those placed prior to reaching the minimum level. We will then continue to give these discounts to these firms during the entire initial offering period. The following tables show the total amounts earned by a firm for each level, including the additional volume discount.

   If a firm has firm sales
    or sale arrangements of
     $250,000 to $499,999,
  for trades of these amounts:       It will earn:
  ----------------------------       -------------

  Less than $100,000                    2.60%
  $100,000 to $249,999                  2.55
  $250,000 to $499,999                  2.30
  $500,000 to $999,999                  2.05
  $1,000,000 or more                    ____


14     Understanding Your Investment

   If a firm has firm sales
    or sale arrangements of
     $500,000 to $999,999,
  for trades of these amounts:       It will earn:
  ----------------------------       -------------
  Less than $100,000                    2.60%
  $100,000 to $249,999                  2.55
  $250,000 to $499,999                  2.30
  $500,000 to $999,999                  2.05
  $1,000,000 or more                    ____

   If a firm has firm sales
    or sale arrangements of
     $1,000,000 or more,
  for trades of these amounts:       It will earn:
  ----------------------------       -------------
  Less than $100,000                    2.60%
  $100,000 to $249,999                  2.55
  $250,000 to $499,999                  2.30
  $500,000 to $999,999                  2.05
  $1,000,000 or more                    ____

  After the initial offering period ends, the distribution fee paid to firms when the sell units in the secondary market through Ranson is as follows:

  If a firm distributes:             It will earn:
  ----------------------------       -------------
  Less than $100,000                    2.60%
  $100,000 to $249,999                  2.60
  $250,000 to $499,999                  2.30
  $500,000 to $999,999                  2.05
  $1,000,000 or more                    ____

  We apply these amounts as a percent of the total distribution price.

  We generally register units for sale in various states in the U.S. We do not register units for sale in any foreign country. It is your financial professional's responsibility to make sure that units are registered or exempt from registration if you are a foreign investor or if you want to buy units in another country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

  We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we to deposit securities to create units. For example, we ____ $____ on the initial deposit of stocks into the trust.


                                      TAXES

  This section discusses some of the main U.S. federal income tax consequences of owning units of the trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and this summary does not describe all of the tax consequences to all taxpayers. For example, this summary generally does not describe your situation if you are a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

  TRUST STATUS. The trust intends to qualify as a "regulated investment company" under the federal tax laws. If the trust qualifies as a regulated investment company and distributes its income as required by the tax law, the trust generally will not pay taxes on income.


                                            Understanding Your Investment     15

  INTEREST DISTRIBUTIONS.  Trust distributions are taxable to most investors.
At the end of each year, you will receive a tax statement that separates trust distributions into two categories, ordinary income distributions and capital gains dividends. Ordinary income distributions are generally taxed at your ordinary tax rate. Generally, you will treat all capital gains dividends as long-term capital gain regardless of how long you have owned your units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. The tax status of dividends from the trust is not affected by whether you reinvest your dividends in additional units or receive them in cash. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

  YOUR TAX BASIS AND INCOME OR LOSS UPON DISPOSITION. If you sell or redeem your units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your units from what you receive in the transaction. Your tax basis in your units is generally equal to the cost of your units. In some cases, however, you may have to adjust your tax basis after you purchase your units.

  If you are an individual, the federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the lowest tax bracket). For tax years beginning after December 31, 2000, the 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property with a holding period of more than five years.

  Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine the holding period of your units. However, if you receive a capital gain dividend and sell your unit at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain received as a dividend. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code may, however, treat certain capital gains as ordinary income in special situations.

  LIMITATIONS ON THE DEDUCTIBILITY OF TRUST EXPENSES. Deductible expenses incurred by the trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent all these deductions exceed 2% of adjusted gross income.


                                    EXPENSES

  Your trust will pay various expenses to conduct its operations. The "Investment Summary" section of this prospectus shows the estimated amount of these expenses.

  Your trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for your trust in non-interest bearing


16     Understanding Your Investment
accounts. Your trust will reimburse us as supervisor and evaluator for providing portfolio supervisory services and for evaluating your portfolio. Our reimbursements may exceed the costs of the services we provide to your trust but will not exceed the costs of services provided to all Ranson unit investment trusts in any calendar year. All of these fees may adjust for inflation without your approval.

  Your trust will also pay its general operating expenses. Your trust may pay expenses such as trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and Ranson, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the trustee for advancing funds to meet distributions. Your trust may pay the costs of updating its registration statement each year. The trustee will generally pay trust expenses from interest income and principal payments received on the securities but in some cases may sell securities to pay trust expenses.


                                     EXPERTS

  LEGAL MATTERS. Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603 (http://www.chapman.com), acts as counsel for Ranson and has given an opinion that the units are validly issued.

  INDEPENDENT AUDITORS. Allen, Gibbs & Houlik, L.C., independent auditors, audited the statement of financial condition and the portfolio included in this prospectus.



                             ADDITIONAL INFORMATION

  This prospectus does not contain all the information in the registration statement that your trust filed with the Securities and Exchange Commission. The Information Supplement, which was filed with the Securities and Exchange Commission, includes more detailed information about the securities in your portfolio, investment risks and general information about your trust. You can obtain the Information Supplement by contacting Ranson or the Securities and Exchange Commission as indicated on the back cover of this prospectus. This prospectus incorporates the Information Supplement by reference (it is legally considered part of this prospectus).












                                            Understanding Your Investment     17

REPORT OF ALLEN, GIBBS & HOULIK, L.C.
INDEPENDENT AUDITORS


UNITHOLDERS
RANSON UNIT INVESTMENT TRUSTS, SERIES 112

We have audited the accompanying statement of financial condition, including the trust portfolio, of Ranson Unit Investment Trusts, Series 112, as of the opening of business on June __, 2001, the initial date of deposit. The statement of financial condition is the responsibility of the sponsor. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. Our procedures included confirmation of the purchases of securities to be deposited in the trust by correspondence with the trustee. An audit also includes assessing the accounting principles used and significant estimates made by the sponsor, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ranson Unit Investment Trusts, Series 112 as of June __, 2001, in conformity with accounting principles generally accepted in the United States of America.

                             ALLEN, GIBBS & HOULIK, L.C.

Wichita, Kansas
June __, 2001


RANSON UNIT INVESTMENT TRUSTS, SERIES 112

STATEMENT OF FINANCIAL CONDITION
AT THE OPENING OF BUSINESS ON JUNE __, 2001, THE INITIAL DATE OF DEPOSIT

     INVESTMENT IN STOCKS
     Contracts to purchase stocks (1) (2)                                 $_______
                                                                          ========

     Number of Units                                                      ________
                                                                          ========

     LIABILITY AND INTEREST OF INVESTORS
     Liability
       Organization costs (3)                                             $_______
                                                                          --------
     Interest of investors
       Cost to investors (4)                                              ________
                                                                          --------
       Less: gross underwriting commission and organization costs         ________
                                                                          --------
       Net interest of investors (4)                                       _______
                                                                          --------
     Total                                                                $_______
                                                                          ========

--------------------

(1) Aggregate cost of the securities is based on the offering side evaluations as determined by the trustee.
(2) Cash or an irrevocable letter of credit issued by Intrust Bank, N.A., Wichita, Kansas has been deposited with the trustee covering the funds (aggregating $________) necessary for the purchase of the securities in the trust represented by purchase contracts.
(3) A portion of the public offering price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing and offering the trust. The amount of these costs is set forth in the "Fees and Expenses." A distribution will be made as of the close of the initial offering period to an account maintained by the trustee from which this obligation of the investors will be satisfied.
(4) The aggregate cost to investors includes the applicable sales fee assuming no reduction of sales fees for quantity purchases.


18     Understanding Your Investment

CONTENTS

                                                Investment Summary
------------------------------------------------------------------
A concise description         2   Investment Objective
of essential information      2   Investment Strategy
about the portfolio           2   Principal Risks
                              3   Who Should Invest
                              3   Essential Information
                              3   Fees and Expenses
                              4   The Portfolio

                                     Understanding Your Investment
------------------------------------------------------------------
Detailed information to       5   How to Buy Units
help you understand           7   How to Sell Your Units
your investment               8   Distributions
                              9   Investment Risks
                             11   GNMA Securities
                             12   How the Trust Works
                             15   Taxes
                             16   Expenses
                             17   Experts
                             17   Additional Information
                             18   Report of Independent Auditors
                             18   Statement of Financial Condition

Where to Learn More
------------------------------------------------------------------
You can contact us for       VISIT US ON THE INTERNET
free information about         http://www.ranson.com
this and other invest-       BY E-MAIL
ments, including the           invest@ranson.com
Information Supplement.      CALL RANSON
                               (800) 345-7999
                               Pricing Line (888) 248-4954
                             CALL BANK OF NEW YORK
                               (800) 701-8178 (investors)
                               (800) 647-3383 (brokers)

Additional Information
------------------------------------------------------------------
This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information, including the Information Supplement (a duplication fee may be required):
  E-MAIL:  publicinfo@sec.gov
  WRITE:   Public Reference Section
           Washington, D.C. 20549-0102
  VISIT:   http://www.sec.gov (EDGAR Database)
  CALL:    1-202-942-8090 (only for information on
           the operation of the Public Reference Section)

REFER TO:
  RANSON UNIT INVESTMENT TRUSTS, SERIES 112
  Securities Act file number:  333-______
  Investment Company Act file number:  811-3763

                                     RANSON

                                      UNIT

                                   INVESTMENT

                                     TRUSTS



















                                 GNMA PORTFOLIO,

                                    SERIES 13



















                            PROSPECTUS JUNE __, 2001

                    RANSON UNIT INVESTMENT TRUSTS, SERIES 112
                            GNMA PORTFOLIO, SERIES 13

                             INFORMATION SUPPLEMENT

  This Information Supplement provides additional information concerning each trust described in the prospectus for the Ranson Unit Investment Trusts series identified above. This Information Supplement should be read in conjunction with the prospectus. It is not a prospectus. It does not include all of the information that an investor should consider before investing in a trust. It may not be used to offer or sell units of a trust without the prospectus. This Information Supplement is incorporated into the prospectus by reference and has been filed as part of the registration statement with the Securities and Exchange Commission. Investors should obtain and read the prospectus prior to purchasing units of a trust. You can obtain the prospectus without charge by contacting your financial professional or by contacting Ranson & Associates, Inc. at 250 North Rock Road, Suite 150, Wichita, Kansas 67206-2241, or at (800) 345-7999. This Information Supplement is dated as of the date of the prospectus.

                                    CONTENTS

           General Information                                  2
           Investment Objective and Policies                    2
           Ginnie Mae Securities                                6
           Risk Factors                                         8
           Administration of the Trust                          9
           Portfolio Transactions and Brokerage Allocation     15
           Purchase, Redemption and Pricing of Units           15
           Taxation                                            20
           Performance Information                             22

GENERAL INFORMATION

  Each trust is one of a series of separate unit investment trusts created under the name Ranson Unit Investment Trusts and registered under the Investment Company Act of 1940 and the Securities Act of 1933. Each trust was created as a common law trust on the inception date described in the prospectus under the laws of the state of New York. Each trust was created under a trust agreement among Ranson & Associates, Inc. (as sponsor, evaluator and supervisor) and The Bank of New York (as trustee).

  When your trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. Additional units of each trust may be issued from time to time by depositing in the trust additional securities (or contracts for the purchase thereof together with cash or irrevocable letters of credit) or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities. As additional units are issued by a trust as a result of the deposit of additional securities by the sponsor, the aggregate value of the securities in the trust will be increased and the fractional undivided interest in the trust represented by each unit will be decreased. The sponsor may continue to make additional deposits of securities into a trust, provided that such additional deposits will be in principal amounts which will maintain the same original percentage relationship among the principal amounts of the securities in such trust established by the initial deposit of the securities. Thus, although additional units will be issued, each unit will continue to represent the same principal amount of each security, and the percentage relationship among the principal amount of each security in the related trust
will remain the same.   If the sponsor deposits cash to purchase additional
securities exiting and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because the trust will pay any associated brokerage fees.

  Each unit initially offered represents an undivided interest in the appropriate trust. To the extent that any units are redeemed by the trustee or additional units are issued as a result of additional securities being deposited by the sponsor, the fractional undivided interest in a trust represented by each unredeemed unit will increase or decrease accordingly, although the actual interest in such trust represented by such fraction will remain unchanged.
Units will remain outstanding until redeemed upon tender to the trustee by unitholders, which may include the sponsor, or until the termination of the trust agreement.

  A trust consists of (a) the securities listed under "The Portfolio" in the prospectus as may continue to be held from time to time in the trust, (b) any additional securities acquired and held by the trust pursuant to the provisions of the trust agreement and (c) any cash held in the accounts of the trust. Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales charge attributable to such failed contract to all unitholders on the next distribution date.

INVESTMENT OBJECTIVE AND POLICIES

  The GNMA Portfolio was formed for the purpose of obtaining safety of capital and current monthly distributions of interest and principal through investment in a portfolio primarily consisting of mortgage-backed securities of the modified pass-through type on which all payments of principal and interest are fully guaranteed by the GNMA. The full faith and credit of the United States is pledged to the payment of the securities in the GNMA Portfolio but the units themselves are not backed by such full faith and credit.

  There is, of course, no guarantee that the trust's objectives will be achieved.

  In selecting securities for deposit in the GNMA Portfolio, the sponsor considered the following factors, among others: (i) the types of such obligations available; (ii) the prices and yields of such obligations relative to other comparable obligations, including the extent to which such obligations are traded at a premium or at a discount from par; and (iii) the maturities of such obligations.

  Because regular payments of principal are to be received and certain of the securities from time to time may be redeemed or will mature in accordance with their terms or may be sold under certain circumstances described herein, the trust might not retain its present size and composition.

  The trust is a unit investment trust and is not an "actively managed" fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

  The sponsor may not alter the portfolio of a trust by the purchase, sale or substitution of Securities, except in the special circumstances discussed herein regarding the substitution of replacement securities for any failed securities. Thus, with the exception of the redemption or maturity of securities in accordance with their terms, the assets of a trust will remain unchanged under normal circumstances.

  The sponsor may direct the trustee to dispose of securities the value of which has been affected by certain adverse events including institution of certain legal proceedings or decline in price or the occurrence of other market factors, including advance refunding, so that in the opinion of the sponsor the retention of such securities in a trust would be detrimental to the interest of the unitholders. The proceeds from any such sales, exclusive of any portion which represents accrued interest, will be credited to the Principal Account of such trust for distribution to the unitholders.

  The sponsor is required to instruct the trustee to reject any offer made by an issuer of securities to issue new obligations in exchange or substitution for any of such securities pursuant to a refunding financing plan, except that the sponsor may instruct the trustee to accept or reject such an offer or to take any other action with respect thereto as the sponsor may deem proper if (1) the issuer is in default with respect to such securities or (2) in the written opinion of the sponsor the issuer will probably default with respect to such securities in the reasonably foreseeable future. Any obligation so received in exchange or substitution will be held by the trustee subject to the terms and conditions of the trust agreement to the same extent as securities originally deposited thereunder. Within five days after deposit of obligations in exchange or substitution for underlying securities, the trustee is required to give notice thereof to each unitholder, identifying the securities eliminated and the securities substituted therefor.

  The trustee may sell securities, designated by the sponsor, from a trust for the purpose of redeeming units of such trust tendered for redemption and the payment of expenses.

  In addition, the trustee may dispose of certain securities and take such further action as may be needed from time to time to ensure that a trust continues to satisfy the qualifications of a regulated investment company, including the requirements with respect to diversification under Section 851 of the Internal Revenue Code, and as may be needed from time to time to avoid the imposition of any excise tax on a trust as a regulated investment company.

  Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Principal Account of a trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided herein, in the prospectus or in the trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited. The trustee may sell securities from a trust for the purpose of redeeming units tendered for redemption and the payment of expenses.

  Because certain of the securities in certain of the trusts may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms and because the proceeds from such events will be distributed to unitholders and will not be reinvested, no assurance can be given that a trust will retain for any length of time its present size and composition. Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any security. In the event of a failure to deliver any security that has been purchased for a trust under a contract, including those securities purchased on a "when, as and if issued" basis ("Failed Securities"), the sponsor is authorized under the trust agreement to direct the trustee to acquire other securities ("Replacement Securities") to make up the original corpus of such trust.

  Securities in certain of the trusts may have been purchased on a "when, as and if issued" or delayed delivery basis with delivery expected to take place after the first settlement date. Accordingly, the delivery of such securities may be delayed or may not occur. Interest on these securities begins accruing to the benefit of unitholders on their respective dates of delivery.
Unitholders of all trusts will be "at risk" with respect to any "when, as and if issued" or "delayed delivery" securities included in their respective trust (i.e., may derive either gain or loss from fluctuations in the evaluation of such Securities) from the date they commit for units.

  The Replacement Securities must be purchased within 20 days after delivery of the notice that a contract to deliver a security will not be honored and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Securities. The Replacement Securities (i) must be payable in United States currency, (ii) must be purchased at a price that results in a yield to maturity and a current return at least equal to that of the Failed Securities as of the trust's inception date, (iii) shall not be "when, as and if issued" or restricted securities, (iv) must satisfy any rating criteria for securities originally included in such trust, (v) not cause the units of such trust to cease to be rated AAA by Standard & Poor's if the units were so rated on the trust's inception date and (vi) in the case of insured trust must be insured prior to acquisition by a trust. Whenever a Replacement Security is acquired for a trust, the trustee shall, within five days thereafter, notify all unitholders of the trust of the acquisition of the Replacement Security and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the trust of the Failed Security exceeded the cost of the Replacement Security. Once all of the securities in a trust are acquired, the trustee will have no power to vary the investments of the trust, i.e., the trustee will have no managerial power to take advantage of market variations to improve a unitholder's investment.

  If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the sponsor will refund the sales charge attributable to such Failed Securities to all unitholders of the trust and the trustee will distribute the principal and accrued interest attributable to such Failed Securities not more than 30 days after the date on which the trustee would have been required to purchase a Replacement Security. In addition, unitholders should be aware that, at the time of receipt of such principal, they may not be able to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds would have earned for unitholders of such trust.

  Whether or not a Replacement Security is acquired, an amount equal to the accrued interest (at the coupon rate of the Failed Securities) will be paid to unitholders of the trust to the date the sponsor removes the Failed Securities from the trust if the sponsor determines not to purchase a Replacement Security or to the date of substitution if a Replacement Security is purchased. All such interest paid to unitholders which accrued after the date of settlement for a purchase of units will be paid by the Sponsor. In the event a Replacement Security could not be acquired by a trust, the net annual interest income per unit for such trust would be reduced and the estimated current return and estimated long-term return might be lowered.

  Subsequent to the trust's inception, a security may cease to be rated or its rating may be reduced below any minimum required as of the trust's inception. Neither event requires the elimination of such investment from a trust, but may be considered in the sponsor's determination to direct the trustee to dispose of such investment.

  The sponsor may not alter the portfolio of a trust except upon the happening
of certain extraordinary circumstances.   Certain of the securities may be
subject to optional call or mandatory redemption pursuant to sinking fund provisions, in each case prior to their stated maturity. A bond subject to optional call is one which is subject to redemption or refunding prior to maturity at the option of the issuer, often at a premium over par. A refunding is a method by which a bond issue is redeemed, at or before maturity, by the proceeds of a new bond issue. A bond subject to sinking fund redemption is one which is subject to partial call from time to time at par with proceeds from a fund accumulated for the scheduled retirement of a portion of an issue to maturity. Special or extraordinary redemption provisions may provide for redemption at par of all or a portion of an issue upon the occurrence of certain circumstances. Redemption pursuant to optional call provisions is more likely to occur, and redemption pursuant to special or extraordinary redemption provisions may occur, when the securities have an offering side evaluation which represents a premium over par, that is, when they are able to be refinanced at a lower cost. The proceeds from any such call or redemption pursuant to sinking fund provisions, as well as proceeds from the sale of securities and from securities which mature in accordance with their terms from a trust, unless utilized to pay for units tendered for redemption, will be distributed to unitholders of such trust and will not be used to purchase additional securities for such trust. Accordingly, any such call, redemption, sale or maturity will reduce the size and diversity of a trust and the net annual interest income of such trust and may reduce the estimated current return and the estimated long-term The call, redemption, sale or maturity of securities also may have tax consequences to a unitholder.

  Certain of the securities in certain of the trusts may have been acquired at a market discount from par value at maturity. The coupon interest rates on the discount securities at the time they were purchased and deposited in the trusts were lower than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued comparable securities increase, the market discount of previously issued securities will become greater, and if such interest rates for newly issued comparable securities decline, the market discount of previously issued securities will be reduced, other things being equal. Investors should also note that the value of securities purchased at a market discount will increase in value faster than securities purchased at a market premium if interest rates decrease.
Conversely, if interest rates increase, the value of securities purchased at a market discount will decrease faster than securities purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium securities and the prepayment benefit for lower yielding, discount securities will be reduced. A discount security held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and loss in the form of tax-exempt interest income than a comparable security newly issued at current market rates. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any of the securities.

  Certain of the securities in the trust may be "zero coupon" bonds, i.e., an original issue discount bond that does not provide for the payment of current interest. Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest currently.

  To the best of the sponsor's knowledge, there is no litigation pending as of the trust's inception in respect of any security which might reasonably be expected to have a material adverse effect on the trust. At any time after the trust's inception, litigation may be instituted on a variety of grounds with respect to the securities. The sponsor is unable to predict whether any such litigation may be instituted, or if instituted, whether such litigation might have a material adverse effect on the trust. The sponsor and the trustee shall not be liable in any way for any default, failure or defect in any security.

GINNIE MAE SECURITIES

  The Ginnie Mae securities included in the trust are backed by the indebtedness secured by underlying mortgage pools of up to 30 year mortgages on 1- to 4-family dwellings. The securities are often referred to simply as "Ginnie Maes". The pool of mortgages which is to underlie a particular new issue of Ginnie Maes is assembled by the proposed issuer of such Ginnie Maes. The issuer is typically a mortgage banking firm, and in every instance must be a mortgagee approved by and in good standing with the Federal Housing Administration ("FHA"). In addition, GNMA imposes its own criteria on the eligibility of issuers, including a net worth requirement.

  The mortgages which are to comprise a new Ginnie Mae pool may have been originated by the issuer itself in its capacity as a mortgage lender or may be acquired by the issuer from a third party, such as another mortgage banker, a banking institution, the Veterans Administration ("VA") (which in certain instances acts as a direct lender and thus originates its own mortgages) or one of several other governmental agencies. All mortgages in any given pool will be insured under the National Housing Act, as amended ("FHA-insured"), or Title V of the Housing Act of 1949 ("FMHA Insured") or guaranteed under the Servicemen's Readjustment Act of 1944, as amended, or Chapter 37 of Title 38, U.S.C. ("VA-guaranteed"). Such mortgages will have a date for the first scheduled monthly payment of principal that is not more than one year prior to the date on which GNMA issues its guaranty commitment as described below, will have comparable interest rates and maturity dates, and will meet additional criteria of GNMA. All mortgages in the pools backing the Ginnie Maes contained in the trust are mortgages on 1- to 4-family dwellings (having a stated maturity of up to 30 years for securities in the trust but an estimated average life of considerably less as set forth in "Special Information"). In general, the mortgages in these pools provide for equal monthly payments over the life of the mortgage (aside from prepayments) designed to repay the principal of the mortgage over such period, together with interest at the fixed rate on the unpaid balance.

  To obtain GNMA approval of a new pool of mortgages, the issuer will file with GNMA an application containing information concerning itself, describing generally the pooled mortgages, and requesting that GNMA approve the issue and issue its commitment (subject to GNMA's satisfaction with the mortgage documents and other relevant documentation) to guarantee the timely payment of principal of and interest on the Ginnie Maes to be issued by the issuer. If the application is in order, GNMA will issue its commitment and will assign a GNMA pool number to the pool. Upon completion of the required documentation (including detailed information as to the underlying mortgages, a custodial agreement with a Federal or state regulated financial institution satisfactory to GNMA pursuant to which the underlying mortgages will be held in safekeeping, and a detailed guaranty agreement between GNMA and the issuer), the issuance of the Ginnie Maes is permitted. When the Ginnie Maes are issued, GNMA will endorse its guarantee thereon. The aggregate principal amount of Ginnie Maes issued will be equal to the then aggregate unpaid principal balances of the pooled mortgages. The interest rate borne by the Ginnie Maes is currently fixed at 1/2 of 1% below the interest rate of the pooled 1- to 4-family mortgages, the differential being applied to the payment of servicing and custodial charges as well as GNMA's guaranty fee.

  Ginnie Mae IIs consist of jumbo pools of mortgages from more than one issuer. By allowing pools to consist of multiple issuers, it allows for larger and more geographically diverse pools. Unlike Ginnie Mae Is, which have a minimum pool size of $1 million, Ginnie Mae IIs have a minimum pool size of $7 million. In addition, the interest rates on the mortgages within the Ginnie Mae II pools will vary unlike the mortgages within pools in Ginnie Mae Is which all have the same rate. The rates on the mortgages will vary from 1/2 of 1% to 1.50% above the coupon rate on the GNMA bond, which is allowed for servicing and custodial fees as well as the GNMA's guaranty fee. The major advantage of Ginnie Mae IIs lies in the fact that a central paying agent sends one check to the holder on the required payment date. This greatly simplifies the current procedure of collecting distributions from each issuer of a Ginnie Mae, since such distributions are often received late.

  All of the Ginnie Maes in the trust, including the Ginnie Mae IIs, are of the "fully modified pass-through" type, i.e., they provide for timely monthly payments to the registered holders thereof (including the trust) of their pro rata share of the scheduled principal payments on the underlying mortgages, whether or not collected by the issuers, including, on a pro rata basis, any prepayments of principal of such mortgages received and interest (net of the servicing and other charges described above) on the aggregate unpaid principal balance of such Ginnie Maes, whether or not the interest on the underlying mortgages has been collected by the issuers.

  The Ginnie Maes in the trust are guaranteed as to timely payment of principal and interest by GNMA. Funds received by the issuers on account of the mortgages backing the Ginnie Maes in the trust are intended to be sufficient to make the required payments of principal of and interest on such Ginnie Maes but, if such funds are insufficient for that purpose, the guaranty agreements between the issuers and GNMA require the issuers to make advances sufficient for such payments. If the issuers fail to make such payments, GNMA will do so.

  GNMA is authorized by Section 306(g) of Title III of the National Housing Act to guarantee the timely payment of and interest on securities which are based on or backed by a trust or pool composed of mortgages insured by FHA, the Farmers' Home Administration ("FMHA") or guaranteed by the VA. Section 306(g) provides further that the full faith and credit of the United States is pledged to the payment of all amounts which may be required to be paid under any guaranty under such subsection. An opinion of an Assistant Attorney General of the United States, dated December 9, 1969, states that such guaranties "constitute general obligations of the United States backed by its full faith and credit." ANY STATEMENT IN THIS PROSPECTUS THAT A PARTICULAR SECURITY IS BACKED BY THE FULL FAITH AND CREDIT OF THE UNITED STATES IS BASED UPON THE OPINION OF AN ASSISTANT ATTORNEY GENERAL OF THE UNITED STATES AND SHOULD BE SO CONSTRUED. GNMA is empowered to borrow from the United States Treasury to the extent necessary to make any payments of principal and interest required under such guaranties.

  Ginnie Maes are backed by the aggregate indebtedness secured by the underlying FHA-insured, FMHA-insured or VA-guaranteed mortgages and, except to the extent of funds received by the issuers on account of such mortgages, Ginnie Maes do not constitute a liability of nor evidence any recourse against such issuers, but recourse thereon is solely against GNMA. Holders of Ginnie Maes (such as the trust) have no security interest in or lien on the underlying mortgages.

  The GNMA guaranties referred to herein relate only to payment of principal of and interest on the Ginnie Maes in the trust and not to the units offered hereby.

  Monthly payments of principal will be made, and additional prepayments of principal may be made, to each trust in respect of the mortgages underlying the Ginnie Maes in the trust. All of the mortgages in the pools relating to the Ginnie Maes in the trust are subject to prepayment without any significant premium or penalty at the option of the mortgagors. While the mortgages on 1- to 4-family dwellings underlying the Ginnie Maes have a stated maturity of up to 30 years for the trust, it has been the experience of the mortgage industry that the average life of comparable mortgages, owing to prepayments, refinancings and payments from foreclosures, is considerably less.

  In the mid-1970's, published yield tables for Ginnie Maes utilized a 12- year average life assumption for Ginnie Mae pools of 26-30 year mortgages on 1- to 4-family dwellings. This assumption was derived from the FHA experience relating to prepayments on such mortgages during the period from the mid-1950's to the mid-1970s. This 12-year average life assumption was calculated in respect of a period during which mortgage lending rates were fairly stable. THE ASSUMPTION IS NO LONGER AN ACCURATE MEASURE OF THE AVERAGE LIFE OF GINNIE MAES OR THEIR UNDERLYING SINGLE FAMILY MORTGAGE POOLS. RECENTLY IT HAS BEEN OBSERVED THAT MORTGAGES ISSUED AT HIGH INTEREST RATES HAVE EXPERIENCED ACCELERATED PREPAYMENT RATES WHICH WOULD INDICATE A SIGNIFICANTLY SHORTER AVERAGE LIFE THAN 12 YEARS. TODAY, RESEARCH ANALYSTS USE COMPLEX FORMULAE TO SCRUTINIZE THE PREPAYMENTS OF MORTGAGE POOLS IN AN ATTEMPT TO PREDICT MORE ACCURATELY THE AVERAGE LIFE OF GINNIE MAES.

  A number of factors, including homeowner's mobility, change in family size and mortgage market interest rates will affect the average life of the Ginnie Maes in the trust. For example, Ginnie Maes issued during a period of high interest rates will be backed by a pool of mortgage loans bearing similarly high rates. In general, during a period of declining interest rates, new mortgage loans with interest rates lower than those charged during periods of high rates will become available. To the extent a homeowner has an outstanding mortgage with a high rate, he may refinance his mortgage at a lower interest rate or he may rapidly repay his old mortgage. Should this happen, a Ginnie Mae issued with a high interest rate may experience a rapid prepayment of principal as the underlying mortgage loans prepay in whole or in part. Accordingly, there can be no assurance that the prepayment levels which will be actually realized will conform to the estimates or experience of the FHA, other mortgage lenders, dealers or market makers or other Ginnie Mae investors. It is not possible to meaningfully predict prepayment levels regarding the Ginnie Maes in the trust. The termination of the trust might be accelerated as a result of prepayments made as described herein.

RISK FACTORS

  An investment in units of the trust should be made with an understanding of the risks which an investment in fixed rate long-term debt obligations may entail, including the risk that the value of the underlying securities and hence of the units will decline with increases in interest rates. The value of the underlying securities will fluctuate inversely with changes in interest rates. In addition, the potential for appreciation of the underlying securities, which might otherwise be expected to occur as a result of a decline in interest rates, may be limited or negated by increased principal prepayments in respect of the underlying mortgages. For example, the high inflation during certain periods, together with the fiscal measures adopted to attempt to deal with it, has resulted in wide fluctuations in interest rates and, thus, in the value of fixed rate long-term debt obligations generally. The sponsor cannot predict whether such fluctuations will continue in the future.

  The portfolio of the trust consists of Ginnie Maes (or contracts to purchase Ginnie Maes) fully guaranteed as to payments of principal and interest by GNMA. Each group of Ginnie Maes described herein as having a specified range of maturities includes individual mortgage-backed securities which have varying ranges of maturities within each range set forth in the "Portfolio" in the prospectus Current market conditions accord little or no difference in price among individual Ginnie Mae securities with the same coupon within certain ranges of stated maturity dates on the basis of the difference in the maturity dates of each Ginnie Mae. A purchase of Ginnie Maes with the same coupon rate and maturity date within such range will be considered an acquisition of the same security for both additional deposits. In the future, however, the difference in maturity ranges could affect market value of the individual Ginnie Maes. At such time, any additional purchases by the trust will take into account the maturities of the individual securities. The mortgages underlying the Ginnie Maes in the trust have an original stated maturity of up to 30 years.

  The trust may contain securities which were acquired at a market discount. Such securities trade at less than par value because the interest coupons thereon are lower than interest coupons on comparable debt securities being issued at currently prevailing interest rates. If such interest rates for newly issued and otherwise comparable securities increase, the market discount of previously issued securities will become greater, and if such interest rates for newly issued comparable securities decline, the market discount of previously issued securities will be reduced, other things being equal. Investors should also note that the value of Ginnie Maes purchased at a market discount will increase in value faster than Ginnie Maes purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of Ginnie Maes purchased at a market discount will decrease faster than Ginnie Maes purchased at a premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium Ginnie Maes and the prepayment benefit for lower yielding, discount Ginnie Maes will be reduced. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any of the securities. The trust may contain securities which were acquired at a market premium. Such securities trade at more than par value because the interest coupons thereon are higher than interest coupons on comparable debt securities being issued at currently prevailing interest rates. If such interest rates for newly issued and otherwise comparable securities decrease, the market premium of previously issued securities will be increased, and if such interest rates for newly issued comparable securities increase, the market premium of previously issued securities will be reduced, other things being equal. The current returns of securities trading at a market premium are initially higher than the current returns of comparably rated debt securities of a similar type issued at currently prevailing interest rates because premium securities tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium security at par or early prepayments of principal will result in a reduction in yield. Prepayments of principal on securities purchased at a market premium are more likely than prepayments on securities purchased at par or at a market discount and the level of prepayments will generally increase if interest rates decline. Market premium attributable to interest changes does not indicate market confidence in the issue.

  The mortgages underlying a Ginnie Mae may be prepaid at any time without penalty. A lower or higher current return on units may occur depending on a variety of factors such as whether the price at which the respective Ginnie Maes were acquired by the trust is lower or higher than par. During periods of declining interest rates, prepayments of Ginnie Maes may occur with increasing frequency because, among other reasons, mortgagors may be able to refinance their outstanding mortgages at lower interest rates. In such a case, principal will be distributed to unitholders who cannot reinvest such principal distributions in other securities at an attractive yield.

  ADDITIONAL DEPOSITS. The trust agreement authorizes the sponsor to increase the size of a trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit) with instructions to purchase additional securities, in such trust and the issuance of a corresponding number of additional units. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because a trust will pay the associated brokerage fees. To minimize this effect, the trusts will attempt to purchase the securities as close to the evaluation time or as close to the evaluation prices as possible.

ADMINISTRATION OF THE TRUST

  DISTRIBUTIONS TO UNITHOLDERS. Interest received by a trust, including any portion of the proceeds from a disposition of securities which represents accrued interest, is credited by the trustee to the Interest Account for the trust. All other receipts are credited by the trustee to a separate Principal Account for the trust. The trustee normally has no cash for distribution to unitholders until it receives interest payments on the securities in the trust. Since interest usually is paid monthly in the case of a GNMA Portfolio, during the initial months of the trust, the Interest Account consisting of accrued but uncollected interest and collected interest (cash), will be predominantly the uncollected accrued interest that is not available for distribution. On the dates set forth under "Essential Information" in the prospectus, the trustee will commence distributions, in part from funds advanced by the trustee.

  Thereafter, assuming the trust retains its original size and composition, after deduction of the fees and expenses of the trustee, the sponsor and evaluator and reimbursements (without interest) to the trustee for any amounts advanced to a trust, the trustee will normally distribute on each distribution date or shortly thereafter to unitholders of record on the preceding Record Date. Unitholders will receive an amount substantially equal to one-twelfth of such holders' pro rata share of the estimated net annual interest income to the Interest Account. However, interest earned at any point in time will be greater than the amount actually received by the trustee and distributed to the unitholders. Therefore, there will always remain an item of accrued interest that is added to the daily value of the units. If unitholders sell or redeem all or a portion of their units, they will be paid their proportionate share of the accrued interest to, but not including, the third business day after the date of a sale or to the date of tender in the case of a redemption.

  In order to equalize distributions and keep the undistributed interest income at a low level, all unitholders of record on the first record date will receive an interest distribution on the first distribution date. Because the period of time between the first distribution date and the regular distribution dates may not be a full period, the first regular distributions may be partial distributions.

  Unitholders of a trust which contains U.S. Treasury Strips should note that these securities are sold at a deep discount because the buyer of those securities obtains only the right to receive a future fixed payment on the security and not any rights to periodic interest payments thereon. Purchasers of these securities acquire, in effect, discount obligations that are economically identical to the "zero-coupon bonds" that have been issued by corporations.
Zero coupon bonds are debt obligations which do not make any periodic payments of interest prior to maturity and accordingly are issued at a deep discount. Under generally accepted accounting principles, a holder of a security purchased at a discount normally must report as an item of income for financial accounting purposes the portion of the discount attributable to the applicable reporting period. The calculation of this attributable income would be made on the "interest" method which generally will result in a lesser amount of includible income in earlier periods and a correspondingly larger amount in later periods. For Federal income tax purposes, the inclusion will be on a basis that reflects the effective compounding of accrued but unpaid interest effectively represented by the discount. Although this treatment is similar to the "interest" method described above, the "interest" method may differ to the extent that generally accepted accounting principles permit or require the inclusion of interest on the basis of a compounding period other than the semi-annual period.

  Persons who purchase units between a record date and a distribution date will receive their first distribution on the second distribution date following their purchase of units. Since interest on securities in the trust is payable at varying intervals and distributions are made to unitholders at different intervals from receipt of interest, the interest accruing to a trust may not be equal to the amount of money received and available for distribution from the Interest Account. Therefore, on each distribution date the amount of interest actually deposited in the Interest Account and available for distribution may be slightly more or less than the interest distribution made. In order to eliminate fluctuations in interest distributions resulting from such variances, the trustee is authorized by the trust agreement to advance such amounts as may be necessary to provide interest distributions of approximately equal amounts. The trustee will be reimbursed, without interest, for any such advances from funds available in the Interest Account.

  The trustee will distribute on each distribution date or shortly thereafter, to each unitholder of record on the preceding record date, an amount substantially equal to such holder's pro rata share of the cash balance, if any, in the Principal Account computed as of the close of business on the preceding record date. However, no distribution will be required if the balance in the Principal Account is less than $.01 per unit. Notwithstanding the foregoing, the trustee will make a distribution to unitholders of all principal relating to maturing U.S. Treasury Obligations in any U.S. Treasury Portfolio or GNMA Portfolio within twelve business days of the date of such maturity.

  In connection with GNMA Portfolios only, the terms of the Ginnie Mae securities provide for payment to the holders thereof (including a GNMA Portfolio) on the fifteenth day of each month of amounts collected by or due to the issuers thereof with respect to the underlying mortgages during the preceding month. The trustee will collect the interest due a GNMA Portfolio on the securities therein as it becomes payable and credit such interest to a separate Interest Account for such GNMA Portfolio created by the trust agreement. Distributions will be made to each unitholder of record of a GNMA Portfolio on the appropriate distribution date and will consist of an amount substantially equal to such unitholder's pro rata share of the cash balances, if any, in the Interest Account and the Principal Account of such GNMA Portfolio, computed as of the close of business on the preceding record date.

  DISTRIBUTION REINVESTMENT. Unitholders may elect to have distributions of principal (including capital gains, if any) or interest or both automatically invested without charge in shares of certain mutual funds at net asset value if such funds are registered in such unitholder's state of residence. Since the portfolio securities and investment objectives of such mutual funds generally will differ significantly from those of a trust, unitholders should carefully consider the consequences before selecting such mutual funds for reinvestment. Detailed information with respect to the investment objectives and the management of such mutual funds is contained in the prospectus, which can be obtained from the sponsor upon request. An investor should read the prospectus of the reinvestment fund selected prior to making the election to reinvest. Unitholders who desire to have such distributions automatically reinvested should inform their broker at the time of purchase or should file with the Program Agent referred to below a written notice of election.

  Unitholders who are receiving distributions in cash may elect to participate in distribution reinvestment by filing with the Program Agent an election to have such distributions reinvested without charge. Such election must be received by the Program Agent at least ten days prior to the record date applicable to any distribution in order to be in effect for such record date. Any such election shall remain in effect until a subsequent notice is received by the Program Agent.

  The Program Agent is The Bank of New York. All inquiries concerning participating in distribution reinvestment should be directed to The Bank of New York at its Unit Investment Trust Division office.

  STATEMENTS TO UNITHOLDERS. With each distribution, the trustee will furnish to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

  The accounts of a trust are required to be audited annually, at the related trust's expense, by independent public accountants designated by the sponsor, unless the sponsor determines that such an audit would not be in the best interest of the unitholders of the trust. The accountants' report will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of a trust a statement, covering the calendar year, setting forth for the trust:

(A)  As to the Interest Account:

     (1)  Income received;

     (2) Deductions for applicable taxes and for fees and expenses of the trust and for redemptions of units, if any; and

     (3) The balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

(B)  As to the Principal Account:

     (1) The dates of disposition of any securities and the net proceeds received therefrom;

     (2) Deductions for payment of applicable taxes and fees and expenses of the trust and for redemptions of units, if any; and

     (3) The balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

(C)  The following information:

     (1) A list of the securities as of the last business day of such calendar year;

     (2) The number of units outstanding on the last business day of such calendar year;


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
     (3) The redemption price based on the last evaluation made during such calendar year;

     (4) The amount actually distributed during such calendar year from the Interest and Principal Accounts separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for each such distribution.

  RIGHTS OF UNITHOLDERS. A unitholder may at any time tender units to the trustee for redemption. The death or incapacity of any unitholder will not operate to terminate a trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of a trust. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the trust agreement or termination of a trust.

  AMENDMENT AND TERMINATION. The trust agreement may be amended by the trustee and the sponsor without the consent of any of the unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or (3) to make such provisions as shall not adversely affect the interests of the unitholders. The trust agreement with respect to any trust may also be amended in any respect by the sponsor and the trustee, or any of the provisions thereof may be waived, with the consent of the holders of units representing 66 2/3% of the units then outstanding of the trust, provided that no such amendment or waiver will reduce the interest of any unitholder thereof without the consent of such unitholder or reduce the percentage of units required to consent to any such amendment or waiver without the consent of all unitholders of the trust. In no event shall the trust agreement be amended to increase the number of units of a trust issuable thereunder or to permit the acquisition of any securities in addition to or in substitution for those initially deposited in the trust, except in accordance with the provisions of the trust agreement. The trustee shall promptly notify unitholders of the substance of any such amendment.

  The trust agreement provides that a trust shall terminate upon the maturity, liquidation, redemption or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the mandatory termination date set forth in the prospectus. If the value of a trust shall be less than the applicable minimum value stated in the prospectus (generally 40% of the total value of securities deposited in the trust during the initial offering period), the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding.

  Within a reasonable period after termination, the trustee will sell any securities remaining in a trust and, after paying all expenses and charges incurred by the trust, will distribute to unitholders thereof (upon surrender for cancellation of certificates for units, if issued) their pro rata share of the balances remaining in the Interest and Principal Accounts of the trust.

  THE TRUSTEE. The trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its Unit Investment Trust Division offices at 101 Barclay Street, 20th Fl., New York, New York 10007, telephone 1-800-701-8178. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

  The trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any trust. In accordance with the trust agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of a trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the trust agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in each trust. Pursuant to the trust agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising a trust.

  Under the trust agreement, the trustee or any successor trustee may resign and be discharged of a trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor.

  The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The sponsor may at any time remove the trustee, with or without cause, and appoint a successor trustee as provided in the trust agreement. Notice of such removal and appointment shall be mailed to each unitholder by the sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

  THE SPONSOR. Ranson & Associates, Inc., the sponsor, is an investment banking firm created in 1995 and is the successor sponsor to unit investment trusts formerly sponsored by EVEREN Unit Investment Trusts, a service of EVEREN Securities, Inc. Ranson & Associates, Inc. is also the sponsor and successor sponsor of Series of The Kansas Tax-Exempt Trust and Multi-State Series of The Ranson Municipal Trust. Ranson & Associates, Inc. has been active in public and corporate finance and has sold bonds and unit investment trusts and maintained secondary market activities relating thereto. At present, Ranson & Associates, Inc., which is a member of the National Association of Securities Dealers, Inc., is the sponsor to each of the above-named unit investment trusts and serves as the financial advisor and as an underwriter for Kansas municipalities. The sponsor's offices are located at 250 North Rock Road, Suite 150, Wichita, Kansas 67206-2241.

  If at any time the sponsor shall fail to perform any of its duties under the trust agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, or (b) terminate the trust agreement and liquidate any trust as provided therein, or (c) continue to act as trustee without terminating the trust agreement.

  The foregoing financial information with regard to the sponsor relates to the sponsor only and not to the trust. Such information is included in this Prospectus only for the purpose of informing investors as to the financial responsibility of the sponsor and its ability to carry out its contractual obligations with respect to the trust. More comprehensive financial information can be obtained upon request from the sponsor.

  THE EVALUATOR. Ranson & Associates, Inc., the sponsor, also serves as evaluator. The evaluator may resign or be removed by the trustee in which event the trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such registration or removal and appointment shall be mailed by the trustee to each unitholder.

  LIMITATIONS ON LIABILITY. The sponsor is liable for the performance of its obligations arising from its responsibilities under the trust agreement, but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

  The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the trust agreement, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

  The trustee and unitholders may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. The trust agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the evaluator shall be under no liability to the trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement.

  EXPENSES OF THE TRUST. The sponsor will not charge a trust any fees for services performed as sponsor. The sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in the trust.

  The trustee receives for its services that fee set forth in the prospectus. The trustee's fee which is calculated monthly is based on the largest aggregate principal amount of securities in a trust during the period for which such compensation relates. The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Principal and Interest Accounts since these Accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee. Part of the trustee's compensation for its services to a trust is expected to result from the use of these funds.

  The sponsor will charge a trust a surveillance fee for services performed for the trust in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation received from other unit investment trusts for which the sponsor both acts as sponsor and provides portfolio surveillance, exceed the aggregate cost to the sponsor for providing such services. Such fee shall be based on the total number of units of the related trust outstanding as of the January record date for any annual period.

  For evaluation of the securities in a trust, the evaluator shall receive that fee set forth in the prospectus, payable monthly, based upon the largest aggregate principal amount of securities in a trust during the period for which such compensation relates.

  The trustee's fee, sponsor's fee and evaluator's fee are deducted from the Interest Account of the related trust to the extent funds are available and then from the Principal Account. Each such fee may be increased without approval of unitholders by amounts not exceeding a proportionate increase in the Consumer Price Index or any equivalent index substituted therefor.

  The following additional charges are or may be incurred by the trust: (a) fees for the trustee's extraordinary services; (b) expenses of the trustee (including legal and auditing expenses, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (e) indemnification of the trustee for any loss, liability or expense incurred by it in the administration of the trust not resulting from negligence, bad faith or willful misconduct on its part or its reckless disregard for its obligations under the trust agreement; (f) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement; (g) any offering costs incurred after the end of the initial offering period; and (h) expenditures incurred in contacting unitholders upon termination of the trust. The fees and expenses set forth herein are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. If the balances in the Interest and Principal Accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. A trust may pay the costs of updating its registration statement each year. Unit investment trust sponsors have historically paid these expenses.

PORTFOLIO TRANSACTIONS AND BROKERAGE ALLOCATION

  When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the supervisor to specify minimum amounts in which blocks of securities are to be sold. In effecting purchases and sales of a trust's portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the trust, the sponsor or dealers participating in the offering of units. In addition, in selecting among firms to handle a particular transaction, the sponsor may take into account whether the firm has sold or is selling products which it sponsors.

PURCHASE, REDEMPTION AND PRICING OF UNITS

  PUBLIC OFFERING PRICE. Units of a trust are offered at the public offering price thereof. During the initial offering period, the public offering price per unit is equal to the aggregate of the offering side evaluations of the securities in such trust, plus or minus a pro rata share of cash, if any, in the Principal Account held or owned by such trust plus accrued interest plus the applicable sales charge referred to in the prospectus divided by the number of outstanding units of such trust. The public offering price for secondary market transactions, on the other hand, is based on the aggregate bid side evaluations of the securities in a trust, plus or minus cash, if any, in the Principal Account held or owned by such trust, plus accrued interest plus a sales charge based upon the dollar weighted average maturity of such trust.

  As indicated above, in connection with secondary market transactions the sales charge is based upon the dollar weighted average maturity of a trust and is determined in accordance with the tables set forth below. For purposes of this computation, securities will be deemed to mature on their expressed maturity dates unless: (a) the securities have been called for redemption or funds or securities have been placed in escrow to redeem them on an earlier call date, in which case such call date will be deemed to be the date upon which they mature; or (b) such securities are subject to a "mandatory tender," in which case such mandatory tender will be deemed to be the date upon which they mature. The effect of this method of sales charge computation will be that different sales charge rates will be applied to a trust based upon the dollar weighted average maturity of such trust's portfolio, in accordance with the following schedules.

  Had units of a trust been available for sale at the opening of business on the inception date of the trust, the public offering price would have been as shown under "Essential Information" in the prospectus. The public offering price per unit of a trust on the date of the prospectus or on any subsequent date will vary from the amount stated under "Essential Information" in accordance with fluctuations in the prices of the underlying securities and the amount of accrued interest on the units. The aggregate bid and offering side evaluations of the securities shall be determined (a) on the basis of current bid or offering prices of the securities, (b) if bid or offering prices are not available for any particular security, on the basis of current bid or offering prices for comparable bonds, (c) by determining the value of securities on the bid or offer side of the market by appraisal, or (d) by any combination of the above.

  The foregoing evaluations and computations shall be made as of the evaluation time stated under "Essential Information" in the prospectus, on each business day commencing with the trust's inception date of the securities, effective for all sales made during the preceding 24-hour period.

  The interest on the securities deposited in a trust, less the related
estimated fees and expenses, will accrue daily.   The amount of net interest
income which accrues per unit may change as securities mature or are redeemed, exchanged or sold, or as the expenses of a trust change or the number of outstanding units of a trust changes.

  Although payment is normally made three business days following the order for purchase, payments may be made prior thereto. A person will become the owner of units on the date of settlement provided payment has been received. Cash, if any, made available to the sponsor prior to the date of settlement for the purchase of units may be used in the sponsor's business and may be deemed to be a benefit to the sponsor, subject to the limitations of the Securities Exchange Act of 1934. If a unitholder desires to have certificates representing units purchased, such certificates will be delivered as soon as possible following his written request therefor.

  ACCRUED INTEREST. Accrued interest is the accumulation of unpaid interest on a security from the last day on which interest thereon was paid. Interest on securities generally is paid semi-annually (monthly in the case of Ginnie Maes, if any) although a trust accrues such interest daily. Because of this, a trust always has an amount of interest earned but not yet collected by the trustee. For this reason, with respect to sales settling subsequent to the first settlement date, the public offering price of units will have added to it the proportionate share of accrued interest to the date of settlement. Unitholders will receive on the next distribution date of a trust the amount, if any, of accrued interest paid on their units.

  In an effort to reduce the amount of accrued interest which would otherwise have to be paid in addition to the public offering price in the sale of units to the public, the trustee will advance the amount of accrued interest as of the first settlement date and the same will be distributed to the sponsor as the unitholder of record as of the first settlement date. Consequently, the amount of accrued interest to be added to the public offering price of units will include only accrued interest from the first settlement date to the date of settlement, less any distributions from the Interest Account subsequent to the first settlement date.

  Because of the varying interest payment dates of the securities, accrued interest at any point in time will be greater than the amount of interest actually received by the trusts and distributed to unitholders. Therefore, there will always remain an item of accrued interest that is added to the value of the units. If a unitholder sells or redeems all or a portion of his units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his units. Since the trustee has the use of the funds held in the Interest Account for distributions to unitholders and since such account is noninterest-bearing to unitholders, the trustee benefits thereby.

  COMPARISON OF PUBLIC OFFERING PRICE AND REDEMPTION PRICE. While the initial public offering price of units will be determined on the basis of the current offering prices of the securities in a trust, the redemption price per unit (as well as the secondary market price per unit) at which units may be redeemed will be determined on the basis of the current bid prices of the securities. As of the opening of business on the trust's inception date, the public offering price per unit (based on the offering prices of the securities in a trust and including the sales charge) exceeded the redemption price at which units could have been redeemed (based upon the current bid prices of the securities in a trust). Under current market conditions the bid prices for U.S. Treasury obligations are expected to be approximately 1/8 to 1/4 of 1% lower than the offer price of such obligations. In the past, bid prices on securities similar to those in the trust have been lower than the offering prices thereof by as much as 5% or more of principal amount in the case of inactively traded bonds or as little as 1/2 of 1% in the case of actively traded bonds, but the difference between such offering and bid prices may be expected to average 3% to 4% of principal amount. For this reason, among others (including fluctuations in the market prices of the securities and the fact that the public offering price includes a sales charge), the amount realized by a unitholder upon any redemption of units may be less than the price paid for such units.

  PUBLIC DISTRIBUTION OF UNITS. The sponsor intends to qualify the units for sale in a number of states. Units will be sold through dealers who are members of the National Association of Securities Dealers, Inc. and through others. Sales may be made to or through dealers at prices which represent discounts from the public offering price as set forth in the prospectus. Certain commercial banks are making units available to their customers on an agency basis. The sponsor reserves the right to change the discounts from time to time. In addition to such discounts, the sponsor may, from time to time, pay or allow an additional discount, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a minimum dollar amount of units of a trust and other unit investment trusts created by the sponsor. The difference between the discount and the sales charge will be retained by the sponsor.

  The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

  PROFITS OF SPONSOR. The sponsor will receive gross sales charges equal to the percentage of the offering price of the units of such trusts stated in the prospectus and will pay a fixed portion of such sales charges to dealers and agents. In addition, the sponsor may realize a profit or a loss resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to a trust, which is based on the offering side evaluation of the securities. The sponsor may also realize profits or losses with respect to securities deposited in a trust which were acquired from underwriting syndicates of which the sponsor was a member. An underwriter or underwriting syndicate purchases securities from the issuer on a negotiated or competitive bid basis, as principal, with the motive of marketing such securities to investors at a profit. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily evaluation of the securities in a trust.

  MARKET FOR UNITS. After the initial offering period, while not obligated to do so, the sponsor may, subject to change at any time, maintain a market for units of the trust offered hereby and to continuously offer to purchase said units at prices, determined by the evaluator, based on the aggregate bid prices of the underlying securities in the trust, together with accrued interest to the expected dates of settlement. To the extent that a market is maintained during the initial offering period, the prices at which units will be repurchased will be based upon the aggregate offering side evaluation of the securities in the trust. The aggregate bid prices of the underlying securities in each trust are expected to be less than the related aggregate offering prices (which is the evaluation method used during the initial public offering period). Accordingly, unitholders who wish to dispose of their units should inquire of their bank or broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof.

  The offering price of any units resold by the sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the sponsor. The sponsor may suspend or discontinue purchases of units of any trust if the supply of units exceeds demand, or for other business reasons.

  REDEMPTION. A unitholder who does not dispose of units in the secondary market described above may cause units to be redeemed by the trustee by making a written request to the trustee at its Unit Investment Trust Division office in the city of New York and, in the case of units evidenced by a certificate, by tendering such certificate to the trustee properly endorsed or accompanied by a written instrument or instruments of transfer in form satisfactory to the trustee. Unitholders must sign the request, and such certificate or transfer instrument, exactly as their names appear on the records of the trustee and on any certificate representing the units to be redeemed. If the amount of the redemption is $500 or less and the proceeds are payable to the unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the trustee. A certificate should only be sent by registered or certified mail for the protection of the unitholder. Since tender of the certificate is required for redemption when one has been issued, units represented by a certificate cannot be redeemed until the certificate representing such units has been received by the purchasers.

  Redemption shall be made by the trustee no later than the seventh day following the day on which a tender for redemption is received (the "Redemption Date") by payment of cash equivalent to the redemption price, determined as set forth below under "Computation of Redemption Price," as of the close of the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the trust at the time of redemption.

  Under regulations issued by the Internal Revenue Service, the trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the trustee has not been furnished the redeeming unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances the trustee obtains the unitholder's tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing interest shall be withdrawn from the Interest Account of a trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Principal Account for a trust.

  The trustee is empowered to sell securities in order to make funds available for the redemption of units. To the extent that securities are sold or redeemed in kind, the size of a trust will be, and the diversity of a trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security. Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption.

  In the case of a U.S. Treasury Portfolio or a GNMA Portfolio, securities will generally be sold by the trustee so as to maintain, as closely as practicable, the original percentage relationship between the principal amounts of the securities in such trusts. The securities to be sold for purposes of redeeming units will be selected from a list supplied by the sponsor. The securities will be chosen for this list by the sponsor on the basis of such market and credit factors as it may determine are in the best interests of such trusts. Provision is made under the related trust agreements for the sponsor to specify minimum face amounts in which blocks of securities are to be sold in order to obtain the best price available. While such minimum amounts may vary from time to time in accordance with market conditions, it is anticipated that the minimum face amounts which would be specified would range from $25,000 to $100,000. Sales may be required at a time when the securities would not otherwise be sold and might result in lower prices than might otherwise be realized. Moreover, due to the minimum principal amount in which U.S. Treasury Obligations and Ginnie Maes may be required to be sold, the proceeds of such sales may exceed the amount necessary for payment of units redeemed. To the extent not used to meet other redemption requests in such trusts, such excess proceeds will be distributed pro rata to all remaining unitholders of record of such trusts, unless reinvested in substitute securities.

  The trustee is irrevocably authorized in its discretion, if the sponsor does not elect to purchase any unit tendered for redemption, in lieu of redeeming such units, to sell such units in the over-the-counter market for the account of tendering unitholders at prices which will return to the unitholders amounts in cash, net after brokerage commissions, transfer taxes and other charges, equal to or in excess of the redemption price for such units. In the event of any such sale, the trustee shall pay the net proceeds thereof to the unitholders on the day they would otherwise be entitled to receive payment of the redemption price.

  The right of redemption may be suspended and payment postponed (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted;
(2) for any period during
which an emergency exists as a result of which disposal by the trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the trust agreements; or (3) for such other period as the Securities and Exchange Commission may by order permit. The trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

  COMPUTATION OF REDEMPTION PRICE. The redemption price for units of each trust is computed by the evaluator as of the evaluation time stated in the prospectus next occurring after the tendering of a unit for redemption and on any other business day desired by it, by:

A. adding: (1) the cash on hand in the trust other than cash deposited in the trust to purchase securities not applied to the purchase of such securities;
    (2) the aggregate value of each issue of the securities (including "when issued" contracts, if any) held in the trust as determined by the evaluator on the basis of bid prices therefor; and (3) interest accrued and unpaid on the securities in the trust as of the date of computation;

B. deducting therefrom (1) amounts representing any applicable taxes or governmental charges payable out of the trust and for which no deductions have been previously made for the purpose of additions to the Reserve Account; (2) an amount representing estimated accrued expenses of the trust, including but not limited to fees and expenses of the trustee (including legal and auditing fees and any insurance costs), the evaluator, the sponsor and bond counsel, if any; (3) cash held for distribution to unitholders of record as of the business day prior to the evaluation being made; and (4) other liabilities incurred by the trust; and

C. finally dividing the results of such computation by the number of units of the trust outstanding as of the date thereof.

  RETIREMENT PLANS.  A trust may be suited for purchase by Individual
Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from Federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The trust will lower the minimum investment requirement for IRA accounts. Fees and charges with respect to such plans may vary.

  The trustee has agreed to act as custodian for certain retirement plan accounts. An annual fee per account, if not paid separately, will be assessed by the trustee and paid through the liquidation of shares of the reinvestment account. An individual wishing the trustee to act as custodian must complete a Ranson UIT/IRA application and forward it along with a check made payable to The Bank of New York. Certificates for Individual Retirement Accounts cannot be issued.

  OWNERSHIP OF UNITS. Ownership of units will not be evidenced by certificates unless a unitholder, the unitholder's registered broker/dealer or the clearing agent for such broker/dealer makes a written request to the trustee. Units are transferable by making a written request to the trustee and, in the case of units evidenced by a certificate, by presenting and surrendering such certificate to the trustee properly endorsed or accompanied by a written instrument or instruments of transfer which should be sent by registered or certified mail for the protection of the unitholder. Unitholders must sign such written request, and such certificate or transfer instrument, exactly as their names appear on the records of the trustee and on any certificate representing the units to be transferred. Such signatures must be guaranteed as described above.

  Units may be purchased and certificates, if requested, will be issued in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places. Any certificate issued will be numbered serially for identification, issued in fully registered form and will be transferable only on the books of the trustee. The trustee may require a unitholder to pay a reasonable fee, to be determined in the sole discretion of the trustee, for each certificate re-issued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. The trustee at the present time does not intend to charge for the normal transfer or interchange of certificates. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the trustee of satisfactory indemnity (generally amounting to 3% of the market value of the units), affidavit of loss, evidence of ownership and payment of expenses incurred.

TAXATION

  Each trust intends to elect and qualify on a continuing basis for special federal income tax treatment as a "regulated investment company" under the Internal Revenue Code of 1986, as amended (the "Code"). If the trust so qualifies and timely distributes to unitholders 90% or more of its taxable income (without regard to its net capital gain, i.e., the excess of its net long-term capital gain over its net short-term capital loss), it will not be subject to federal income tax on the portion of its taxable income (including any net capital gain) that it distributes to unitholders. In addition, to the extent the trust timely distributes to unitholders at least 98% of its taxable income (including any net capital gain), it will not be subject to the 4% excise tax on certain undistributed income of "regulated investment companies." Because the trust intends to timely distribute its taxable income (including any net capital gain), it is anticipated that the trust will not be subject to federal income tax or the excise tax.

  Distributions to unitholders of the trust's income, other than distributions which are designated as capital gain dividends, will be taxable as ordinary income to unitholders, except that to the extent that distributions to a unitholder in any year exceed the trust's current and accumulated earnings and profits, they will be treated as a return of capital and will reduce the unitholder's basis in his units and, to the extent that they exceed his basis, will be treated as a gain from the sale of his units as discussed below.

  Although distributions generally will be treated as distributed when paid, distributions declared in October, November or December payable to unitholders of record on a specified date in one of those months and paid during January of the following year will be treated as having been distributed by the trust (and received by the unitholder) on December 31 of the year such distributions are declared.

  Distributions of the trust's net capital gain which are properly designated as capital gain dividends by the trust will be taxable to unitholders as long-term capital gain, regardless of the length of time the units have been held by a unitholder. A unitholder may recognize a taxable gain or loss if the unitholder sells or redeems his units. Any gain or loss arising from (or treated as arising from) the sale or redemption of units will generally be a capital gain or loss, except in the case of a dealer or a financial institution. The Internal Revenue Service Restructuring and Reform Act of 1998 (the "1998 Tax Act") provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) realized from property (with certain exceptions) is generally subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). For tax years beginning after December 31, 2000, the 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property with a holding period of more than five years. Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a unit is acquired (i.e., the "trade date") is excluded for purposes for determining the holding period of the unit. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income. Note that if a unitholder holds units for six months or less and subsequently sells such units at a loss, the loss will be treated as a long-term capital loss to the extent that any long-term capital gain distribution is made with respect to such units during the six-month period or less that the unitholder owns the units. In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in units.

  The Taxpayer Relief Act of 1997 includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g. short sales, offsetting notional principal contracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unitholders should consult their tax advisers with regard to any such constructive sales rules.

  Generally, the tax basis of a unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge for the trust may be deferred. The income (or proceeds from redemption) a unitholder must take into account for federal income tax purposes is not reduced by amounts deducted to pay any deferred sales charge.

  Distributions which are taxable as ordinary income to unitholders will constitute dividends for federal income tax purposes. When units are held by corporate unitholders, trust distributions may qualify for the 70% dividends received deduction, subject to limitations otherwise applicable to the availability of the deduction, to the extent the distribution is attributable to dividends received by the trust from United States corporations (other than real estate investment trusts) and is designated by the trust as being eligible for such deduction. To the extent dividends received by the trust are attributable to foreign corporations, a corporation that owns units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations. The trust will provide each unitholder with information annually concerning what part of the trust distributions are eligible for the dividends received deduction.

  The trust may elect to pass through to the unitholders the foreign income and similar taxes paid by the trust in order to enable such unitholders to take a credit (or deduction) for foreign income taxes paid by the trust. If such an election is made, unitholders of the trust, because they are deemed to own a pro rata portion of the foreign securities held by the trust, must include in their gross income, for federal income tax purposes, both their portion of dividends received by the trust and also their portion of the amount which the trust deems to be the unitholders' portion of foreign income taxes paid with respect to, or withheld from, dividends, interest or other income of the trust from its foreign investments. Unitholders may then subtract from their federal income tax the amount of such taxes withheld, or else treat such foreign taxes as deductions from gross income; however, as in the case of investors receiving income directly from foreign sources, the above described tax credit or deduction is subject to certain limitations. A required holding period for such credits is imposed. Unitholders should consult their tax advisers regarding this election and its consequences to them.

  Under the Code, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses, will be deductible by individuals only to the extent they exceed 2% of adjusted gross income. Miscellaneous itemized deductions subject to this limitation under present law do not include expenses incurred by the trust so long as the units are held by or for 500 or more persons at all times during the taxable year or another exception is met. In the event the units are held by fewer than 500 persons, additional taxable income may be realized by the individual (and other noncorporate) unitholders in excess of the distributions received from the trust.

  Distributions reinvested into additional units of the trust will be taxed to a unitholder in the manner described above (i.e., as ordinary income, long-term capital gain or as a return of capital).

  Under certain circumstances a unitholder may be able to request an in kind distribution upon termination of the trust. Unitholders electing an in kind distribution of stock should be aware that the exchange is subject to taxation and unitholders will recognize gain or loss based on the value of the securities received. Investors electing an in kind distribution should consult their own tax advisers with regard to such transactions.

  The federal tax status of each year's distributions will be reported to unitholders and to the Internal Revenue Service. Each unitholder will be requested to provide the unitholder's taxpayer identification number to the trustee and to certify that the unitholder has not been notified that payments to the unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions to such unitholder (including amounts received upon the redemption of units) will be subject to back-up withholding.

  The foregoing discussion relates only to the federal income tax status of your trust and to the tax treatment of distributions by the trust to United States unitholders.

  A unitholder who is a foreign investor (i.e., an investor other than a United States citizen or resident or a United States corporation, partnership, estate or trust) should be aware that, generally, subject to applicable tax treaties, distributions from a trust which constitute dividends for Federal income tax purposes (other than dividends which the trust designates as capital gain dividends) will be subject to United States income taxes, including withholding taxes. However, distributions received by a foreign investor from a trust that are designated by the trust as capital gain dividends should not be subject to United States Federal income taxes, including withholding taxes, if all of the following conditions are met (i) the capital gain dividend is not effectively connected with the conduct by the foreign investor of a trade or business within the United States, (ii) the foreign investor (if an individual) is not present in the United States for 183 days or more during his or her taxable year, and
(iii) the foreign investor provides all certification which may be required of his status (foreign investors may contact the Sponsor to obtain a Form W-8 BEN which must be filed with the trustee and refiled every three calendar years thereafter). Foreign investors should consult their tax advisers with respect to United States tax consequences of ownership of units. Units in the trust and trust distributions may also be subject to state and local taxation and unitholders should consult their tax advisers in this regard.

PERFORMANCE INFORMATION

  INTEREST, ESTIMATED LONG-TERM RETURN AND ESTIMATED CURRENT RETURN. As of the opening of business on the trust's inception date, the estimated long-term return and the estimated current return, if applicable, for each trust were as set forth in the "Essential Information" for each trust in the prospectus. Estimated current return is calculated by dividing the estimated net annual interest income per unit by the public offering price. The estimated net annual interest income per unit will vary with changes in fees and expenses of the trustee, the sponsor and the evaluator and with the principal prepayment, redemption, maturity, exchange or sale of the securities while the public offering price will vary with changes in the offering price of the underlying securities and accrued interest; therefore, there is no assurance that the present estimated current return will be realized in the future. Estimated long-term return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements or average life of all of the securities in a trust and (2) takes into account the expenses and sales charge associated with each trust unit. Since the market values and estimated retirements of the securities and the expenses of a trust will change, there is no assurance that the present estimated long-term return will be realized in the future. estimated current return and estimated long-term return are expected to differ because the calculation of estimated long-term return reflects the estimated date and amount of principal returned while estimated current return calculations include only net annual interest income and public offering price.

  GENERAL. Information contained in this Information Supplement or in the prospectus, as it currently exists or as further updated, may also be included from time to time in other prospectuses or in advertising material. Information on the performance of a trust strategy or the actual performance of a trust may be included from time to time in other prospectuses or advertising material and may reflect sales charges and expenses of a trust. The performance of a trust may also be compared to the performance of money managers as reported in SEI Fund Evaluation Survey or of mutual funds as reported by Lipper Analytical Services Inc. (which calculates total return using actual dividends on ex-dates accumulated for the quarter and reinvested at quarter end), Money Magazine Fund Watch (which rates fund performance over a specified time period after sales charge and assuming all dividends reinvested) or Wiesenberger Investment Companies Service (which states fund performance annually on a total return basis) or of the New York

Stock Exchange Composite Index, the American Stock Exchange Index (unmanaged indices of stocks traded on the New York and American Stock Exchanges, respectively), the Dow Jones Industrial Average (an index of 30 widely traded industrial common stocks) or the Standard & Poor's 500 Index (an unmanaged diversified index of 500 stocks) or similar measurement standards during the same period of time.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents.

     The facing sheet
     The Prospectus
     The following exhibits.
     The Signatures

1.1.   Trust Agreement (to be filed by amendment).

1.1.1. Standard Terms and Conditions of Trust.  Reference is made to
       Exhibit 1.1.1 to the Registration Statement on Form S-6 for Ranson Unit Investment Trusts, Series 53 (File No. 333-17811) as filed on January 7, 1997.

2.1. Form of Certificate of Ownership (pages three and four of the Standard Terms and Conditions of Trust included as Exhibit 1.1.1).

2.2.   Form of code of ethics (to be filed by amendment).

3.1. Opinion of counsel to the Sponsor as to legality of the securities being registered including a consent to the use of its name under "Legal Opinions" in the Prospectus (to be filed by amendment).

3.2. Opinion of counsel to the Sponsor as to the tax status of the securities being registered (to be filed by amendment).

4.1.   Consent of Independent Auditors (to be filed by amendment).

                                    SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Ranson Unit Investment Trusts, Series 112 has duly caused this Registration Statement to be signed on its behalf by the 14th day of June, 2001.


                                   RANSON UNIT INVESTMENT TRUSTS,
                                     SERIES 112, Registrant


                                   By:  RANSON & ASSOCIATES, INC., Depositor



                                   By:  /s/     ALEX R. MEITZNER
                                      --------------------------------------
                                                Alex R. Meitzner

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on June 14, 2001 by the following persons, who constitute a majority of the Board of Directors of Ranson & Associates, Inc.



     Signature                        Title
----------------------     ------------------------------

/s/ DOUGLAS K. ROGERS      Executive Vice               )
----------------------       President and Director     )
  Douglas K. Rogers


/s/ ALEX R. MEITZNER       Chairman of the Board        )
----------------------       of Directors               )
  Alex R. Meitzner


/s/ ROBIN K. PINKERTON     President, Secretary,        )
----------------------       Treasurer and Director     ) /s/ ALEX R. MEITZNER
  Robin K. Pinkerton                                     ----------------------
                                                            Alex R. Meitzner

-------------------------------------------------------------------------------
An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of The Kansas Tax-Exempt Trust, Series 51 (File No. 33-46376) and Series 52 (File No. 33-47687) and the same are hereby incorporated herein by this reference.


                                       S-2